Exhibit 4.10

English Translation

Beijing Weland International Education and Technology Corp. Share Transfer Framework Agreement

Among

Zhang Tian

Xu Heng

Beijing Xueda Information Technology Co., Ltd.

Chen Li

and

Song Junbo

March 30, 2012

This Share Transfer Framework Agreement (hereinafter referred to as “this Agreement”) is entered into by the duly authorized representatives of the following parties on March 30, 2012 in Beijing:

Party A: Zhang Tian

ID Card No.: 510202198201305936

Address: Year 2001 undergraduate dormitory, Department of International Relations, No. 5 Summer Palace Road, Haidian District, Beijing

Nationality: Chinese

Party B: Xu Heng

ID Card No.: 350103198401104910

Address: Year 2002 undergraduate dormitory, Department of International Relations, No. 5 Summer Palace Road, Haidian District, Beijing

Nationality: Chinese

Party C: Beijing Xueda Information Technology Co., Ltd., a limited liability company duly incorporated in Beijing and validly existing under the law of PRC with its registered address at Rooms 9506-9508, Building No.3, Block 1, 19 Xinjiekouwai Street, Haidian District, Beijing

Legal Representative: Li Rubin

Nationality: Chinese

Party D: Chen Li

ID Card No.: 110101197606111020

Address: Tongchangzi Hutong, Dongcheng District, Beijing

Nationality: Chinese

Party E: Song Junbo

ID Card No.: 140502197512043016

Address: 6-1301, Building 32, Tiantongyuan West District, Changping District, Beijing

Nationality: Chinese

Party A and Party B are collectively referred to as “Existing Selling Shareholders” and Party C, Party D and Party E are collectively referred to as “Investing Shareholders” under this Agreement. In addition, each party herein is referred to as a “Party”, collectively referred to as “Parties”.

WHEREAS:

A.      Beijing Weland International Education and Technology Corp. is a company limited by shares, duly incorporated in Beijing and validly existing under the law of PRC, with its registered capital of RMB5.0 million. Its paid-up capital is RMB1.0 million. The unpaid registered capital of RMB4.0 million shall be fully paid on March 30, 2012;

B.        As of the date of this Agreement, the Existing Selling Shareholders hold 70% of the equity interest in Weland International, among which, Party A holds 50% of the equity interest in Weland International (its corresponding capital contribution is RMB 2.5 million, of which paid-up capital contribution is RMB0.5 million, and the RMB2.0 million unpaid capital shall be fully paid on March 30, 2012); Party B holds 20% of the equity interest in Weland International (its corresponding capital contribution is RMB1.0 million, of which paid-up capital contribution is RMB0.2 million, the RMB0.8 million unpaid capital shall be fully paid on March 30, 2012);

C.        Existing Selling Shareholders and Other Shareholders of Weland International will fulfil their obligations to contribute the unpaid registered capital of RMB4.0 million to Weland International on March 30, 2012. Existing Selling Shareholders undertake, prior to the share transfer, to restructure Weland International from a company limited by shares to a limited liability company, and Other Shareholders’ Shares can be transferred to them, among which, 18% and 12% of equity interest held by Other Shareholders will be transferred to Party A and Party B, respectively. As a result, upon completion of Other Shareholders’ Share Transfer, Party A and Party B will hold 68% and 32% of the equity interest in Weland International, respectively;

D.       Based on Section C above, Party A agrees to transfer 50% equity interest in Weland International (the corresponding capital contribution is RMB2.5 million) it holds to Investing Shareholders in accordance with terms and conditions set out in this Agreement, including the ownership, profit-sharing right, director designating right, assets distributing right and all rights in relation to the foregoing capital contribution entitled to shareholders as stipulated in its articles of association and provided under the law of PRC; Investing Shareholders agree to purchase 50% equity interest in Weland International (the corresponding capital contribution is RMB2.5 million) from Party A in accordance with terms and conditions set out in this Agreement;

E.         Party B agrees to transfer 20% equity interest in Weland International (the corresponding capital contribution is RMB1.0 million) to Investing Shareholders in accordance with terms and conditions set out in this Agreement, including the ownership, profit-sharing right, director designating right, assets distributing right and all rights in relation to the foregoing capital contribution entitled to shareholders as stipulated in articles of association and provided under the law of PRC; Investing Shareholders agree to purchase 20% equity interest in Weland International (the corresponding capital contribution is RMB1.0 million) from Party B in accordance with terms and conditions set out in this Agreement;

F.         Upon completion of Other Shareholders’ Share Transfer and Share Transfer, Investing Shareholders will hold 70% equity interest in Weland International (the corresponding capital contribution is RMB3.5 million), among which, Party C, Party D and Party E will respectively hold 60%, 7% and 3% equity interest in Weland International; Management Shareholders will hold 30% equity interest in Weland International (the corresponding capital contribution is RMB1.5 million), among which, Party A and Party B will respectively hold 18% and 12% equity interest in Weland International.

Through amicable negotiation, the Parties agree upon as follows:

Section 1  Definition

Unless otherwise stated, the following terms used in this Agreement shall be construed as follows:

1.1	Weland International

Beijing Weland International Education and Technology Corp., a company limited by shares duly incorporated in Beijing and validly existing under the law of PRC with its current registration number of 110000012784803.

1.2	Share Transfer

Existing Selling Shareholders to transfer an aggregate of 70% of equity interest in Weland International currently held by them (the corresponding capital contribution is RMB3.5 million) to Investing Shareholders.

1.3	Transferring Shares

An aggregate of 70% equity interest in Weland International (the corresponding capital contribution is RMB3.5 million) which Existing Selling Shareholders currently hold and propose to transfer to Investing Shareholders, including the ownership, profit-sharing right, director designation right, asset distributing right and all other rights in relation to the foregoing capital contribution entitled to shareholders, as stipulated in Weland International’s articles of association and provided under the law of PRC.

1.4	Share Transfer Price	The price paid by Investing Shareholders to Existing Selling Shareholders for the purchase of Transferring Shares, as adjusted from time to time in accordance with this Agreement.

1.5	Other Shareholders	Shareholders of Weland International other than the Existing Selling Shareholders.

1.6	Other Shareholders’ Shares	An aggregate of 30% of equity interest Shareholders in Weland International held by Other Shareholders.

1.7	Management Shareholders	Existing Selling Shareholders.

1.8	Management Shareholders’ Shares	Other Shareholders’ Shares transferred to Existing Selling Shareholders.

1.9	Other Shareholders’ Share Transfer	Other Shareholders’ Shares to be transferred to Management Shareholders in accordance with the Share Transfer Agreement with Other Shareholders.

1.10	Closing Date

The day on which the Parties complete inspection of assets and liabilities of Weland International in accordance with this Agreement, and Existing Selling Shareholders handover assets and liabilities of Weland International to Investing Shareholders. Investing Shareholders will, as controlling shareholders, obtain the control of Weland International starting from the Closing Date.

1.11	Transaction Completion Date	The date on which registration of change with the relevant industry and commerce authorities is completed with respect to the Share Transfer under this Agreement.

1.12	Business Day	Any business day other than statutory holidays in China.

1.13	Chongqing CTS Beijing Branch	The Beijing Branch of Chongqing China Travel Services (Group) Co., Ltd.

Section 2  Fundamental Transaction Arrangement

2.1                     Share Transfer

(1)              Subject to conditions precedent set out in Section 3.1 hereunder, in accordance with terms and conditions in this Agreement, Party A agrees to transfer 50% equity interest in Weland International it holds (the corresponding capital contribution is RMB2.5 million) to Investing Shareholders and Party B agrees to transfer 20% equity interest in Weland International it holds (the corresponding capital contribution is RMB1.0 million) to Investing Shareholders, and Investing Shareholders agree to purchase such 70% equity interest in the aggregate in Weland International (the corresponding capital contribution is RMB3.5 million) from Existing Selling Shareholders.

(2)              Upon completion of the above Share Transfer, Investing Shareholders will hold 70% equity interest in Weland International (the corresponding capital contribution is RMB3.5 million).

2.2                     Corporate Governance Structure after Share Transfer

As of Transaction Completion Date, Investing Shareholders and Management Shareholders will restructure the board of directors of Weland International and appoint a new legal representative, as well as formulate new articles of association. The board of directors shall consist of 7 members, 5 of which shall be jointly designated by Investing Shareholders and 2 of which shall be jointly designated by Management Shareholders. The chairman of board shall be designated by Investing Shareholders. Weland International shall have 3 supervisors, 2 of which shall be jointly designated by Investing Shareholders and 1 of which shall be jointly designated by Existing Selling Shareholders. General manager, vice general manager and financial controller shall be appointed by the board of directors of Weland International. One of the directors designated by Investing Shareholders shall act as the legal representative of Weland International.

Section 3  Share Transfer and Payment Arrangement Related to Share Transfer

3.1                     Conditions Precedent to Share Transfer

(1)                      Share Transfer and Investing Shareholders’ payment for Share Transfer Price by installments set forth in Section 3.4 hereunder shall be subject to satisfaction of the following conditions:

A.              Existing Selling Shareholders and Party C, as representative of Investing Shareholders, shall have entered into a power of attorney, stating that Existing Selling Shareholders authorize Party C, as representative of Investing Shareholders, to exercise the voting rights represented by Transferring Shares from the effective date of this Agreement to Transaction Completion Date; Party C, as representative of Investing Shareholders, shall have, at its discretion, entered into a share pledge agreement, stipulating that Existing Selling Shareholders pledge Transferring Shares to Party C ,as representative of Investing Shareholders, from the effective date of this Agreement to Transaction Completion Date;

B.                Existing Selling Shareholders and Other Shareholders shall have fulfilled the obligation to contribute the unpaid registered capital of RMB 4.0 million to Weland International as of March 30, 2012;

C.                Weland International shall have been restructured into a limited liability company from a company limited by shares;

D.               Existing Selling Shareholders and Other Shareholders shall have entered into a share transfer agreement (the “Share Transfer Agreement”) and have completed registration of change with the relevant industry and commerce authorities with respect to Other Shareholders’ Share Transfer;

E.                 Key employees of Weland listed in Annex 1 herein shall have entered into exclusive employment agreements for no less than 3 years and effective as of the Closing Date with Weland International, in the form and substance consistent with market practice and are satisfactory to Investing Shareholders. Such exclusive employment contracts shall include non-competition provisions, setting forth that key employees shall commit not to engage in any business identical to or in competition with those of Weland International during the valid period of their exclusive employment contracts with Weland International and within 2 years from the date they leave office;

F.                 Earnings, profits and cash of Chongqing CTS Beijing Branch shall have been transferred to Weland International through contractual arrangements;

G.                Investing Shareholders shall have completed legal due diligence and financial audit on Weland International with respect to the Share Transfer. No material adverse changes of business and financial status of Weland International shall have occurred and/or likely to occur. Investing Shareholders shall have found no existing or expected material facts, events and circumstances, which may impede this transaction to proceed or complete. Representations, warranties and covenants made by Existing Selling Shareholders under this Agreement shall be true and correct at the time of making such statements and shall be true and correct as of the Closing Date. All materials, data and relevant information they disclose to Investing Shareholders shall be true, complete and valid without any misrepresentation, concealment or omission of any material fact.

(2)                      The Parties hereto shall make their best efforts to accomplish all the above conditions precedent within 30 Business Days from the effective date of this Agreement (“Deadline”).

(3)                      In the event that any condition precedent set forth in Section 3.1 has not been accomplished or satisfied by the Deadline, this Agreement will automatically terminate and meanwhile, all rights, obligations and duties of the Parties hereunder shall be null and void and shall cease to be binding upon any Party

(other than the liability otherwise provided in Section 8.3 and the liability to be assumed by the relevant Party for its breach of this Agreement), unless Investing Shareholders waive such condition precedent or agree to an extension in writing.

3.2                     Deposit

(1)                      Within three Business Days from the effective date of this Agreement, Investing Shareholders shall pay Existing Selling Shareholders RMB 4.5 million as deposit for Investing Shareholders’ performance of this Agreement. Such deposit shall be remitted into the bank account designated by Existing Selling Shareholders. When Investing Shareholders pay Existing Selling Shareholders the Share Transfer Price in accordance with Section 3.4 hereunder, the foregoing deposit of RMB4.5 million shall be automatically converted into the first installment of Share Transfer Price payable to Existing Selling Shareholders by Investing Shareholders.

(2)                      For avoidance of doubt, the provision that the deposit be converted into the first instalment of Share Transfer Price shall not affect the applicability of deposit penalty as set forth in Section 8.2.

3.3                     Payment of Share Transfer Price

Subject to Section 3.1 and assuming that all representations, warranties and covenants made by Existing Selling Shareholders in this Agreement are true and accurate, the price which Investing Shareholders shall pay Existing Selling Shareholders with respect to Share Transfer is RMB22.0 million, including Share Transfer Price of RMB18.0 million (Share Transfer Price of RMB13.0 million payable to Party A and Share Transfer Price of RMB5.0 million payable to Party B) and reimbursement in the amount of RMB4.0 million for the payment of the unpaid capital of Weland International by the actual contributor on March 30, 2012.

3.4                     Payment Arrangements for Share Transfer Price

Investing Shareholders shall pay for the Share Transfer Price hereunder as follows:

(1)                      Within three Business Days upon satisfaction of Section 3.1(A) and 3.1(B), Investing Shareholders shall remit the first installment of Share Transfer Price of RMB4.5 million into the bank account specified by Existing Selling Shareholders;

(2)                      Within five Business Days upon satisfaction of Section 3.1(C) to 3.1(G), Investing Shareholders shall remit the second installment of Share Transfer Price of RMB13.5 million into the bank account specified by Existing Selling Shareholders;

(3)                      Within five Business Days from the Completion Date, Investing Shareholders shall reimburse the actual contributor for the payment of unpaid registered capital of Weland International on March 30, 2012, in the amount of RMB4.0 million, into the bank account specified by Existing Selling Shareholders.

3.5                     Bank Account

Upon execution of this Agreement, Existing Selling Shareholders shall, in written form, notify Investing Shareholders of the bank account information for receiving deposit and instalments of Share Transfer Price, including, but not limited to name of bank, account name and account number, etc.

Section 4  Handover

4.1                       Upon Investing Shareholders’ payment of the first installment of Share Transfer Price to Existing Selling Shareholders, Investing Shareholders may organize and authorize the relevant staff to access to the domicile and other relevant properties of Weland International and to conduct various inspection upon the assets and liabilities of Weland International, and conduct handover related to Weland International with the relevant officers of Weland International. Items subject to such inspection and handover include, but not limited to:

(1)              Original seal, chop and business license, organization code certificate and tax registration certificate, etc. of Weland International;

(2)              All personal property owned by Weland International (including production tools, equipment, office furnishings and related devices, computers, telephones, fax machines, copiers and other office equipment and transportation vehicles, cash, various forms of bank deposits and inventory);

(3)              Original contracts in connection with the business Weland International engages in, as stated on its business license, including any contract, agreement, covenant and any amendment, revision or supplement thereto, signed by Weland International prior to the Closing Date, but not limited to contracts, insurance policies with respect to sales, raw material supply, borrowing, purchase of personal property, lease and other contracts, agreements, covenants, commitment letters, guarantee letters, letters of credit, bills of lading, invoices, variety of bills and any other legal instruments;

(4)              Original documents and material of Weland International in connection with its business, including, but not limited to, business records, financial and accounting records, operation records, statistical data, specifications, maintenance manuals, training manuals, feasibility study reports, promotional brochures, governmental approvals and other documents and materials;

(5)                Earnings, profits and cash transferred to Weland International from Chongqing CTS Beijing Branch.

4.2                       Any agreement, contract, arrangement, guarantee, compensation or deal (any “Deal”), which shall be continuously assumed and performed by Weland International after the Closing Date, will be continuously performed by Weland International after the Closing Date. With respect to any cooperation agreement with domestic and overseas education institutions for raw material procurement, equipment parts procurement, products sales, employment services, and any other Deal related to Weland International’s business (whether such Deal is agreed in writing), Investing Shareholders shall be entitled to select to continue to perform,  cease to perform, or continue to perform on revised terms, based on Weland International’s business needs and the principle of equity, Existing Selling Shareholders shall actively cooperate with Investing Shareholders upon their requests. Any liabilities or penalties for breach of agreement arising out of termination of such Deal or revision of commercial terms for such Deal shall be borne by Existing Selling Shareholders.

4.3                       The Parties agree, with respect to the employment agreements entered into by and between the remaining Weland International’s existing employees (other than key employees listed in Annex 1 hereto) and Weland International, Weland International will continue to perform in accordance with terms of such employment agreements.

4.4                       The mandatory social insurance, mandatory employee welfare, housing fund, unpaid payroll, bonus, welfare, which shall be paid by Weland International for its existing employees prior to the Closing Date (the “Weland International’s Existing Employees”) and late fee, fine, penalty, damages or any other similar fee likely to arise out of late payment of the foregoing shall be borne by Existing Selling Shareholders. If Weland International bears costs and expenses with respect to the matters above after the Closing Date, Investing shareholders shall be entitled to deduct 70% of the amount equivalent to such costs and expenses from the Share Transfer Price.

4.5                       The Parties hereto shall register and record the handover up to the Closing Date under this Section 4 on the Closing Date, and such record shall be signed and confirmed by duly authorized representatives of the Parties.

4.6                      Without prejudice to the Deadline set forth in Section 3.1(2) hereunder and Investing Shareholders’ rights accordingly, Weland International shall complete the registration of change with the relevant industry and commerce authorities in connection with the Share Transfer within twenty Business Days from the Closing Date. For avoidance of doubt, if such procedure fails to be completed within twenty Business Days due to requirements stipulated by the industry and commerce authorities, such period shall be extended accordingly.

During this period, Existing Selling Shareholders shall actively cooperate with Weland International to complete such procedure.

Section 5  Adjustment on Closing Date

5.1                     Assets and Liabilities of Weland International

(1)          Existing Selling Shareholders acknowledge, as of March 20, 2012, unaudited assets of Weland International stated in its financial statements is cash and cash equivalent: RMB4,865,204.74, notes receivable: RMB0.00, inventory: RMB0.00, other receivables: RMB16,100, prepayment: RMB2,120, fixed assets: RMB24,372.57, long-term deferred cost: RMB 0.00; In addition to Weland International’s assets above, as of March 20, 2012, unaudited assets of Chongqing CTS Beijing Branch, which is actually controlled by Weland International, is cash and cash equivalent: RMB2,214,349.3, notes receivable: RMB0.00, inventory: RMB0.00, other receivable: RMB16,100, prepayment: RMB380,000, fixed assets: RMB4,637.55 and long-term deferred cost: RMB 0.00.

(2)          Existing Selling Shareholders acknowledge, as of March 20, 2012, unaudited liabilities of Weland International stated in its financial statements is RMB317,619.51 in total, among which, accounts payable of RMB0.00, advancements of RMB286,150, other payables of RMB0.00; In addition to Weland International’s liabilities above, as of March 20, 2012, unaudited liabilities of Chongqing CTS Beijing Branch set out in its financial statements is RMB218,550, among which, accounts payable of RMB0.00, receipts in advance of RMB218,550, other payables of RMB0.00.

(3)          The Parties hereto shall determine the ownership and disposal of the assets and liabilities above in accordance with Sections 5.2 to 5.4 hereunder with respect to the assets owned and liabilities assumed by Weland International and Chongqing CTS Beijing Branch, which is actually controlled by Weland International.

5.2                     Ownership and Disposal of Assets

(1)                        From January 1, 2012 to the Closing Date, current assets owned by Weland International, including cash and cash equivalent (inventory cash and bank deposit), inventories (raw materials and finished products, but excluding spares for production and operation facilities) shall be owned by Weland International. Existing Selling Shareholders may not distribute or retrieve such current assets from Weland International in any form or manner prior to completion of Share Transfer.

(2)                        Transfer of assets owned by Chongqing CTS Beijing Branch from January 1, 2012 up to the Closing Date to Weland International shall be completed through relevant contracts as soon as possible after the Closing Date.

5.3                     Ownership and Disposal of Credit and Debt

With respect to all credit formed by Weland International and Chongqing CTS Beijing Branch, Existing Selling Shareholders shall be responsible to ensure the debtors of such credit timely and fully repay to Weland International and Chongqing CTS Beijing Branch in accordance with the relevant agreements and provisions under the law. If the relevant debtors fail to timely and fully repay to Weland International and Chongqing CTS Beijing Branch, Investing Shareholders shall be entitled to deduct the amount equivalent to 70% of such unliquidated credit from the Share Transfer Price.

5.4                     Ownership and Disposal of Earnings and Profits

(1)                        From January 1, 2012 up to the Closing Date, earnings, profits and cash set out in Weland International’s financial accounts shall be owned by Weland International, Existing Selling Shareholders may not distribute or withdraw such earnings, profits and cash from Weland International in any form or manner prior to completion of the Share Transfer.

(2)                        From January 1, 2012 up to the Closing Date, earnings, profits and cash set out in the financial accounts of Chongqing CTS Beijing Branch shall be transferred to Weland International by Chongqing CTS Beijing Branch through the relevant contracts. Upon completion of such transfer, Existing Selling Shareholders may not distribute or withdraw such earnings, profits or cash from Weland International in any form or manner prior to completion of the Share Transfer.

Section 6  Effect

This Agreement shall be legally binding upon the Parties since it is signed by the respective legal representatives or duly authorized representatives of the Parties.

Section 7  Representations and Warranties; Covenants

7.1                    Representations, Warranties and Covenants of Existing Selling Shareholders

Existing Selling Shareholders unconditionally and irrevocably represent, warrant and covenant to Investing Shareholders:

(1)              Existing Selling Shareholders have full capacity for civil rights and civil capacity to enter into this Agreement and exercise their rights and fulfill their obligations hereunder.

(2)              Existing Selling Shareholders’ execution of this Agreement and exercise of their rights and fulfillment of their obligations hereunder will not breach or violate any law, court judgment, arbitration award, administrative decision or contractual restriction, which is binding upon them or has effect upon them; This Agreement, since its effective date, constitutes a legal, valid and binding obligation of them, enforceable against them in accordance with its terms.

(3)              Transferring Shares to be transferred to Investing Shareholders hereunder is fully, validly and legally owned by Existing Selling Shareholders. Transferring Shares are free and clear of any third party rights, mortgage, guarantee and other security interest.

(4)              Existing Selling Shareholders warrant that, upon completion of this Share Transfer, Weland International will have enough assets to support its normal business operation, provided that, upon completion of this Share Transfer, material changes to Weland International’s normal business operation decided by Investing Shareholders may result in insufficiency of assets.

(5)              Existing Selling Shareholders warrant that , Weland International, as a party to material contracts listed in Annex 2 hereto, has properly performed and complied in all material respects with each of its obligations thereunder prior to the Closing Date. There is no ground, which will cause such material contracts to be declared null, cancelled, rescinded or terminated. Existing Selling Shareholders and/or Weland International has not received any notice of canceling, rescinding or terminating such material contracts. Such material contracts can all be renewed in accordance with their existing terms and conditions.

(6)              All documents, materials or documentary evidence provided by Existing Selling Shareholders to Investing Shareholders during negotiation and execution of this Agreement are true and valid, including financial statements, which fairly and completely reflect its financial status, without any omission, concealment, alternation, forgery, misrepresentation or fraud.

(7)              Weland International’s financial statements mentioned in Section 5.1 hereunder (Assets and Liabilities of Weland International) are prepared in accordance with laws and regulations of the PRC, fairly reflecting Weland International’s financial conditions as of the date of statements and the corresponding period, without any material omission or inaccuracy with respect to income, expenditure, assets or liabilities.

(8)             Weland International has no debt overdue and payable under normal circumstances and (as original creditor or assignee) also has no credit overdue and unrealizable. Existing Selling Shareholders shall at any time unconditionally settle any debt of Weland International existing prior to the Closing Date, which is not disclosed to Investing Shareholders. Any loss suffered by Weland International or Investing Shareholders arising out of such debt shall be immediately, unconditionally compensated in full by Existing Selling Shareholders. If Existing Selling Shareholders fail to timely and fully compensate such debt in accordance with the foregoing provision, Investing Shareholders are entitled to deduct the amount equivalent to such debt assumed by Weland International from the Share Transfer Price and retain the right to pursue legal actions against Existing Selling Shareholders.

(9)             Assets and liabilities set out in Section 5.1 hereunder (Assets and Liabilities of Weland International) constitute all of Weland International’s assets and liabilities. Other than such asset and liabilities, Weland International has no off-balance-sheet-debt or guarantee which is not stated in Weland International’s financial statements.

(10)      Existing Selling Shareholders will issue a commitment letter substantially in the form and substance set out in Annex 4 hereto, undertaking that upon receipt of the Share Transfer Price paid by Investing Shareholders, in accordance with the Individual Income Tax Law and other relevant laws, regulations and regulatory documents (the “Tax Laws”), they will conduct self-declaration and pay the relevant taxes payable under the Tax Laws with respect to the Share Transfer Price of RMB 18.0 million they obtain. Upon Investing Shareholders’ request, they shall provide Investing Shareholders with tax clearance receipt for Existing Selling Shareholders’ declaration and payment of such taxes.

7.2                    Representations, Warranties and Covenants of Investing Shareholders

Investing Shareholders unconditionally and irrevocably represent, warrant and covenant to Existing Selling Shareholders:

(1)             Party C, a corporate legal person as an Investing Shareholder, is a corporate legal person duly incorporated and validly existing under the law of PRC, has full capacity for civil rights and civil capacity to enter into this Agreement and exercise its rights and fulfill its obligations hereunder; Party D and Party E, natural persons as Investing Shareholders, both have full capacity for civil rights and civil capacity to enter into this Agreement and exercise their rights and fulfill their obligations hereunder.

(2)             The execution of and performance of this Agreement by Party C and its authorized representative hereunder fall within its corporate powers and business scope, have been internally authorized and will not breach or violate any law, court judgment, arbitration award, administrative decision and contractual restriction binding upon or has effect upon them; This Agreement, from the date it takes effect, constitutes a legal, valid and binding obligation of Party C and its authorized representative, enforceable against them in accordance with its terms.

(3)             The fund source for Investing Shareholders designed to pay for the Share Transfer Price is legal and Investing Shareholders will timely and fully pay for the Share Transfer Price to Existing Selling Shareholders in accordance with payment of Share Transfer Price under this Agreement.

(4)             Investing Shareholders covenant that, after the Transaction Completion Date, other than the customary capital increase to Weland International via Weland International’s retained earnings, any capital increase to Weland International (including capital increase to Weland International by Investing Shareholders and Management Shareholders in cash and capital increase to Weland International through introduction of third party investors) shall be unanimously agreed by Investing Shareholders and Management Shareholders.

(5)             Investing Shareholders covenant that, subject to Weland International’s satisfaction of the customary qualified initial public offering within five years of the Transaction Completion Date, but failure to complete such qualified initial public offering within such five years, if, during the fourth year and the fifth year of the Transaction Completion Date, the annual after-tax profits of Weland International for any of such two years is over RMB30.0 million, Investing Shareholders shall be obligated to accept Management Shareholders’ proposal to acquire the equity interest held by the Management Shareholders in Weland International based on the valuation of Weland International which is calculated to be six times the average of the after-tax net profits of the year with annual profits after tax reaching RMB30.0 million and its previous year.

(6)             Investing Shareholders covenant that, after the Transaction Completion Date, will ensure themselves and their affiliates (not including Weland International and any of its subsidiary, the same as below), as long as they hold equity interest in Weland International, not to engage in the Model United Nations Projects, which Weland International is carrying out, will not engage in any study tour project in connection with both the material contracts as listed in Annex 2 hereto which Weland International is carrying out, has run smoothly and material contracts to be signed by Weland International as listed in Annex 3 hereto; After the Transaction Completion Date, Investing Shareholders and Existing Selling Shareholders will establish a mechanism for negotiation and communication of business in order to prevent Investing Shareholders themselves and their affiliates from engaging in any new study tour project and new business which has been approved by the board of directors of Weland International and further to enable the study tour projects Investing Shareholders and their affiliates engage in to be different from and complementary with those study tour projects Weland International engages in.

Section 8  Termination of Agreement and Liability for Breach

8.1                     Except otherwise provided herein, if any Party does not perform or breach any terms and conditions, representations, warranties or covenants made by it herein, the other Parties shall be entitled to demand the non-performing party or breaching party to compensate for any and all direct losses, damages suffered by them and the resulting actions, claims and other costs and expenses arising out of such Party’s non-performance or breach.

8.2                     Deposit Penalties

If either of Investing Shareholders (collectively as one party) or Existing Selling Shareholders (collectively as one party) terminates performance of this Agreement without cause or causes inability to perform this Agreement due to its breach, the non-defaulting party shall be entitled to demand the defaulting party to assume the liability for breach with respect to the deposit set out in Section 3.3 hereunder in accordance with the relevant provisions of the Contract Law of PRC, namely if the defaulting party is Existing Selling Shareholders who receive the deposit, Existing Selling Shareholders shall refund double deposit to the Investing Shareholders who deliver the deposit; if the defaulting party is Investing Shareholders who deliver the deposit, Investing Shareholders shall forfeit the right to demand Existing Selling Shareholders who receive the deposit to refund the deposit.

8.3                     Termination

(1)         Termination Circumstances

This Agreement can be terminated at any time prior to the Closing under any of the following circumstances:

A.                This Agreement can be terminated by Investing Shareholders, if: (i) occurrence of certain events or situations causing the conditions set out in Section 3.1 (Conditions Precedent) unable to be satisfied by the Deadline; (ii) breach of any representation, warranty or covenant causing the conditions set out in Section 3.1 (Conditions Precedent) unable to be satisfied and such breach is unable to be rectified at Investing Shareholders’ reasonable discretion; (iii) Existing Selling Shareholders’ non-compliance with the covenants and agreements which they are obligated to comply with, causes the conditions set out in Section 3.1 (Conditions Precedent) unable to be satisfied and such non-compliance is unable to be rectified at Investing Shareholders’ reasonable discretion; (iv) Existing Selling Shareholders conduct overall assignment of any material asset of Weland International for the benefits of creditors or Existing

Selling Shareholders file any legal proceedings or any legal proceeding is filed against Weland International under any law related to bankruptcy, insolvency or restructuring, for the purpose of declaration of Weland International’s bankruptcy or insolvency or liquidation, reorganization, exemption or debt restructuring. For avoidance of doubt, if this Agreement is terminated by Investing Shareholders due to circumstances set out in Section 8.3(1)A, Existing Selling Shareholders shall refund the relevant amount related to Share Transfer they have received from Investing Shareholders until the date Investing Shareholders announce termination of this Agreement in accordance with Section 3.4 hereunder to Investing Shareholders; the power of attorney and share pledge agreement mentioned in Section 3.1(1)A shall terminate concurrently with Investing Shareholders’ receipt of such amount related to Share Transfer.

B.                Existing Selling Shareholders or Investing Shareholders mutually agree to terminate this Agreement.

(2)         Effect of Termination

If this Agreement is terminated in accordance with this Section 8.3, this Agreement will be null and void. Except provided in Section 8.3(1) A, any Party hereto shall not assume any liability; No provisions herein shall exempt any Party hereto from the liability for breach of this Agreement.

8.4                     At any time after the Closing Date, Existing Shareholders shall compensate Investing Shareholders and/or Weland International in accordance with Section 8.5 hereunder for any economic losses suffered by Investing Shareholders and/or Weland International after the Closing Date arising out of the events, including, but limited to:

(1)             Weland International is required to settle liabilities which should have been disclosed, but was not disclosed in the financial statements as of the Closing Date;

(2)             Weland International’s contingent liabilities arising out of any cause prior to the Closing Date. In this Agreement, the foregoing “contingent liabilities” shall have the same definition as defined in the Accounting Standards for Enterprises No. 13 — Contingencies;

(3)             Weland International’s all taxes payable, tax fines, penalty interest, late fees and similar fees arising out of any cause prior to the Closing Date;

(4)             Any suit, arbitration or administrative penalty against Weland International arising out of any cause prior to the Closing Date;

(5)             Any other non-performance or breach of any terms and conditions hereunder.

8.5                    In case of any event set out in Section 8.4, Investing Shareholders shall be entitled to, within five Business Days of occurrence of such event, firstly, directly deduct the amount equivalent to the actual losses from the unpaid Share Transfer Price. If the amount of Share Transfer Price unpaid to Existing Selling Shareholders is not sufficient to set off the actual losses mentioned above,

(1)             Existing Selling Shareholders shall use Weland International’s profits available for distribution to shareholders that they are entitled to compensate Investing Shareholders or Weland International;

(2)             If the amount of profits available for distribution to shareholders mentioned above is still insufficient to compensate Investing Shareholders or Weland International for the losses, based on the amount of losses uncompensated to Investing Shareholders, Existing Selling Shareholders shall compensate Investing Shareholders with the equity interest in Weland International corresponding to capital contribution equivalent to the amount of such losses.

Section 9  Force Majeur

9.1                     A force majeure event shall mean an unavoidable and unpreventable event which is unpredictable when the Parties hereto enter into this Agreement, and cause a Party in part or in whole unable to perform any term under this Agreement. A force majeure event includes earthquake, typhoon, flood, fire, war, and any other similar event, which can not be foreseen, avoided or overcome, including the event recognized as force majeure event in the general international commercial practice.

9.2                     In case of occurrence of any force majeur event, the affected Party can suspend its performance of obligations hereunder for the duration of such force majeur event, which shall not be deemed as breach of this Agreement, provided that, the affected Party shall forthwith notify the other Parties in writing of the event and provide the other parties with the relevant proofs evidencing the occurrence and/or existence of such force majeur event in accordance with the law of PRC. Failure to do so will cause the event not to be deemed as force majeur.

9.3                     In case of any force majeur event, the Parties hereto shall immediately negotiate and attempt to resolve reasonably and fairly, and shall use their reasonable efforts to minimize the adverse effect of such force majeur event on the performance of this Agreement.

Section 10  Miscellaneous

10.1              Governing Law

This Agreement shall be governed by the law of PRC and any dispute in connection with or arising out of the existence, validity, construction and performance of this Agreement shall be governed by the law of PRC. However, if there is no relevant provision under PRC law, general international commercial practice shall apply as reference.

10.2              Dispute Settlement

The Parties shall firstly try to resolve any dispute in connection with the interpretation or performance of this Agreement through amicable negotiation.

If failing to be resolved through negotiation, any dispute or claim arising out of this Agreement shall be submitted to China International Economic and Trade Arbitration Commission Beijing Branch for arbitration in Shanghai in accordance with its arbitration rules current in force at the time of application for arbitration. The arbitration rules shall be deemed as part of this section and the arbitration award shall be final and binding upon the parties.

10.3              Amendment and Supplement

This Agreement shall constitute the entire agreement by and between the Parties with respect to Share Transfer and supersede any and all written or oral arrangements with respect to the Share Transfer hereunder. Any amendment or supplement to this Agreement must be in writing and shall take effect upon execution by the Parties. Any amendment and supplement to this Agreement shall be deemed as an integral part of this Agreement.

10.4              Language and Version

This Agreement is made and signed in Chinese with eight (8) originals. Each copy of originals shall be the same authentic and each party hereto holds one (1) copy, the remaining copies will be used for registration with the relevant authorities and for Weland International’s record.

10.5              Tax

All taxes arising out of the Share Transfer hereunder shall be declared and paid in accordance with the law of PRC. The Parties hereto shall respectively declare and pay all their taxes with respect to their execution and performance of this Agreement in accordance with requirements of the Tax Laws.

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[Signature page]

Zhang Tian

Signature:	/s/Zhang Tian

Date of Signing: March 30, 2012

Xu Heng

Signature:	/s/Xu Heng

Date of Signing: March 30, 2012

Beijing Xueda Information Technology Co., Ltd.

Authorized Signatory:	/s/Xin Jin

Date of Signing: March 30, 2012

Chen Li

Signature:	/s/Chen Li

Date of Signing: March 30, 2012

Song Junbo

Signature:	/s/Song Junbo

Date of Signing: March 30, 2012

Annex 1                 Key Employees

No.	Name	Original Position
1.	Zhang Tian	Chairman
2.	Xu Heng	General Manager

Annex 2                 Material Contracts

As of the date of this Agreement, material contracts, which have been signed by Weland International, include:

No.	Contract Name	Counter party (ies)	Date of Signing	Term	Main Content

Annex 3                 Material Contract to be Signed

As of the date of this Agreement, material contracts to be signed by Weland International include:

No.	Project Name	Project Date
1.	ILMUNC	summer holidays, 2012
2.	MUNUC	summer holidays, 2012
3.	YMUN	summer holidays, 2012
4.	BosMUN	summer holidays, 2012
5.	BMUN	summer holidays, 2012
6.	MITMUNC	summer holidays, 2012
7.	AIMUN	summer holidays, 2012
8.	NAIMUN	winter holidays, 2013
9.	MUNUC	winter holidays, 2013
10.	YMUN	winter holidays, 2013
11.	HMUN	winter holidays, 2013
12.	BosMUN	winter holidays, 2013

Annex 4                 Commitment Letter

To: Investing Shareholders

With respect to tax declaration and payment in connection with the Share Transfer under the Individual Income Tax Law and other relevant laws, regulations and regulatory documents (the “Tax Laws”), Zhang Tian and Xu Heng, as Weland International’s Existing Selling Shareholders, hereby commit to Investing Shareholders as follows:

1.              As Existing Selling Shareholders, upon receipt of the Share Transfer Price paid by Investing Shareholders, in accordance with Tax Laws, we will conduct self-declaration and pay the relevant taxes payable under the Tax Laws with respect to the Share Transfer Price we receive from Investing Shareholders.

2.              Upon Investing Shareholders’ request, we will provide Investing Shareholders with tax clearance receipts for Existing Selling Shareholders’ declaration and payment of such taxes;

3.              If any fine or penalty is imposed upon Investing Shareholders arising out of our failure to declare and pay taxes under the Tax Laws, we will compensate Investing Shareholders in full for any losses suffered by them therefrom.

Zhang Tian
Signature:	/s/Zhang Tian
Date of Signing: March 30, 2012

Xu Heng
Signature:	/s/Xu Heng
Date of Signing: March 30, 2012